UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15/A

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-31611

AVVAA WORLD HEALTH CARE PRODUCTS, INC.
 (Exact name of registrant as specified in its charter)

Box 459, 1710 Shuswap Ave
Lumby,BC, Canada V0E 2G0
 250) 547-2048
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, Par Value $0.001 Per Share
(Title of each class of securities covered by this Form)

None
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule/provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a) (1)               [x]                                                              Rule 12h-3(b) (1) (i)         [x]
Rule 12g-4(a) (1) (ii)         [_]                                                              Rule 12h-3(b) (1) (ii)        [_]
Rule 12g-4(a) (2) (i)          [_]                                                              Rule 12h-3(b) (2) (i)         [_]
Rule 12g-4(a) (2) (ii)         [_]                                                              Rule 12h-3(b) (2) (ii)        [_]
Rule 15d-6                         [_]

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.001 per share	163

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, AVVAA World Health Care Products, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

AVVAA WORLD HEALTH CARE PRODUCTS INC.

Date: January 13, 2009	By:	/s/ John Farley
Name: John Farley
Title: Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer and Chairman of the Board of Directors